Filed by Hut 8 Corp.

Pursuant to Rule 425 Under the Securities Act of 1933, as amended

Subject Companies: U.S. Data Mining Group, Inc. and Hut 8 Mining Corp.
S-4 Commission File No.: 333-269738

US Bitcoin Corp Stockholders Approve Transformational Business Combination with Hut 8

MIAMI, Nov. 21, 2023 — Today, U.S. Data Mining Group, Inc. d/b/a US Bitcoin Corp (USBTC) is thrilled to announce that its stockholders have overwhelmingly voted in favor of the proposed business combination (the "Transaction") with Hut 8 Mining Corp. (“Hut 8”) (Nasdaq: HUT) (TSX: HUT), one of North America’s largest and innovative digital asset mining pioneers. This decision follows the recent approval by Hut 8's shareholders as announced on Sept. 13, 2023.

"I'm incredibly proud of what we've accomplished at US Bitcoin Corp. and equally excited about our future with Hut 8," says Asher Genoot, President of US Bitcoin Corp. "Our shareholders have seen the immense value and potential in this merger of equals, and their overwhelming support is testament to this. We are eager to build upon our shared vision for economical mining, highly diversified revenue streams, and industry-leading environmental, social, and governance (ESG) practices."

The Transaction is expected to close by November 30, 2023, subject to customary closing conditions. Upon the closing of the Transaction, the common stock of the combined company, Hut 8 Corp. (“New Hut”), is expected to be listed on Nasdaq and the Toronto Stock Exchange under the proposed ticker symbol “HUT”.

The Transaction will further allow the newly formed entity to expand its focus on high performance computing, hosting, and managed infrastructure operations, including the maintenance and management of third-party mining sites using purpose-built software.

"Today's vote marks a significant step towards realizing our shared ambition of creating a sustainable, diversified, and globally recognized digital asset mining leader," Genoot added. "We are committed to delivering superior value for our shareholders, customers, and the broader digital asset community."

The final steps to complete the Transaction are currently underway, marking the start of a new chapter for both entities.

About US Bitcoin Corp

Founded by a team of visionary entrepreneurs and experienced executives, USBTC is an efficient, eco-friendly, and large-scale North American mining company. With campuses in New York, Nebraska, and Texas, USBTC seeks to set the standard for what is possible in its industry.

To learn more, visit https://usbitcoin.com/ or contact Matt Prusak at info@usbitcoin.com.

Cautionary note regarding Forward–Looking Information

This press release includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, “forward looking information”). All information, other than statements of historical facts, included in this press release that address activities, events or developments that USBTC or Hut 8 expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of each company’s businesses, operations, plans and other such matters is forward-looking information. Forward looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “allow”, “believe”, “estimate”, “expect”, “predict”, “can”, “might”, “potential”, “predict”, “is designed to”, “likely” or similar expressions. In addition, any statements in this press release that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information and include, among others, statements with respect to: (i) the expected outcomes of the Transaction, including New Hut’s assets and financial position; (ii) the ability of Hut 8 and USBTC to complete the Transaction on the terms described herein, or at all, including, receipt of required regulatory approvals, shareholder approvals, court approvals, stock exchange approvals and satisfaction of other closing customary conditions; (iii) expectations related to the Celsius transaction, including the closing thereof and any required legal approvals and the expected impact on USBTC’s business and miners and hashrate under management, (iv) the expected synergies related to the Transaction in respect of strategy, operations and other matters; (v) projections related to expansion; (vi) expectations related to New Hut’s hashrate and self-mining capacity; (vii) acceleration of ESG efforts and commitments; and (viii) the ability of New Hut to execute on future opportunities, among others.

Statements containing forward-looking information are not historical facts, but instead represent management’s expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by USBTC and Hut 8 as of the date of this press release, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the ability to obtain requisite shareholder approvals and the satisfaction of other conditions to the consummation of the Transaction on the proposed terms or at all; the ability to obtain necessary stock exchange, regulatory, governmental or other approvals in the time assumed or at all; the anticipated timeline for the completion of the Transaction; the ability to realize the anticipated benefits of the Transaction or implementing the business plan for New Hut, including as a result of a delay in completing the Transaction or difficulty in integrating the businesses of the companies involved (including the retention of key employees); the ability to realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact on mining activities; the potential impact of the announcement or consummation of the Transaction on relationships, including with regulatory bodies, employees, suppliers, customers, competitors and other key stakeholders; security and cybersecurity threats and hacks; malicious actors or botnet obtaining control of processing power on the Bitcoin network; further development and acceptance of the Bitcoin network; changes to Bitcoin mining difficulty; loss or destruction of private keys; increases in fees for recording transactions in the Blockchain; internet and power disruptions; geopolitical events; uncertainty in the development of cryptographic and algorithmic protocols; uncertainty about the acceptance or widespread use of digital assets; failure to anticipate technology innovations; climate change; currency risk; lending risk and recovery of potential losses; litigation risk; business integration risk; changes in market demand; changes in network and infrastructure; system interruption; changes in leasing arrangements; failure to achieve intended benefits of power purchase agreements; potential for interrupted delivery, or suspension of the delivery, of energy to New Hut’s mining sites; failure of the Celsius transaction to receive the necessary legal approvals or failure of the Celsius transaction to otherwise close; and failure to achieve the intended benefits of the Celsius transaction and expected impact on USBTC’s business and miners and hashrate under management.

These risks are not intended to represent a complete list of the factors that could affect USBTC, Hut 8 or New Hut; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this press release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this press release should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and New Hut’s future decisions and actions will depend on management’s assessment of all information at the relevant time. The forward-looking statements contained in this press release are made as of the date of this press release, and USBTC expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. Except where otherwise indicated herein, the information provided herein is based on matters as they exist as of the date of preparation and not as of any future date, and will not be updated or otherwise revised to reflect information that subsequently becomes available, or circumstances existing or changes occurring after the date of preparation.

Additional information about the Transaction and where to find it

In connection with the Transaction, that, if completed, would result in New Hut becoming a new public company, New Hut has filed a registration statement on Form S-4 (the “Form S-4”) with the U.S. Securities and Exchange Commission (the “SEC”). USBTC and Hut 8 urge investors, shareholders, and other interested persons to read the Form S-4, including any amendments thereto, the Hut 8 meeting circular, as well as other documents filed or to be filed with the SEC and documents to be filed with Canadian securities regulatory authorities in connection with the Transaction, as these materials do and will contain important information about USBTC, Hut 8, New Hut and the Transaction. New Hut also has, and will, file other documents regarding the Transaction with the SEC. This press release is not a substitute for the Form S-4 or any other documents that may be sent to Hut 8’s shareholders or USBTC’s stockholders in connection with the Transaction. Investors and security holders are or will be able to obtain free copies of the Form S-4 and all other relevant documents filed or that will be filed with the SEC by New Hut through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Hut 8 at info@hut8.io and of USBTC at info@usbitcoin.com.

No Offer or Solicitation

This press release is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”) or in a transaction exempt from the registration requirements of the Securities Act.